 [SEC CORRESPONDENCE]

Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, Minnesota 55345

March 26, 2010

Writer’s Direct Dial:
(952) 564-3525

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Ronin Technologies, Inc.
Annual Report on Form 10-K
(File No. 001-33169)

Ladies and Gentlemen:

On behalf of Wireless Ronin Technologies, Inc. (the “Company”), attached please find an EDGAR transmission of the Company’s Annual Report on Form 10-K pursuant to the Securities Exchange Act of 1934, as amended.

If you have any questions, please contact the undersigned at (952) 564-3525 or Brett D. Anderson of Briggs and Morgan, P.A., our legal counsel, at (612) 977-8417.

Very truly yours,

/s/ Darin P McAreavey
Darin P. McAreavey
Vice President and Chief Financial Officer

cc:	James C. Granger
Brett D. Anderson, Esq.